UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date: 15 November 2013

NOVOGEN LIMITED
ASX:NRT

ASX RELEASE

15 November 2013

RESULT OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Lionel Mateo
Company Secretary

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com

NOVOGEN LIMITED	Proxy Summary
2013 Annual General Meeting	Friday, 15 November 2013

1)	Remuneration report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,834,833	841,284	358,158	3,527,137

The motion was carried as an ordinary resolution on a show of hands.

2)	Election of Mr Steven Coffey as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
11,687,266	11,106,144	329,780	3,438,222

The motion was carried as an ordinary resolution on a show of hands.

3)	Election of Mr Robert Birch as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,940,190	744,925	356,575	3,519,722

The motion was carried as an ordinary resolution on a show of hands.

4)	Election of Dr Andrew Heaton as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
11,613,300	11,070,625	356,850	3,520,637

The motion was carried as an ordinary resolution on a show of hands.

5)	Subsequent approval of issues of securities

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
19,441,640	3,234,245	361,490	2,764,763

The motion was carried as an ordinary resolution on a show of hands.

6)	Approval to issue convertible security to HBMF

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
19,301,532	3,281,968	441,475	2,764,763

The motion was carried as an ordinary resolution on a show of hands.

7)	Approval of additional capacity to issue 10% securities

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
19,347,413	3,302,495	380,067	2,759,763

The motion was carried as a special resolution on a show of hands.